

Mail Stop 4631

February 18, 2010

Mr. Jonathan Hoenecke
Chief Financial Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, WI 53202

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-53352**

Dear Mr. Hoenecke:

We have reviewed your response letter dated February 1, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2. We have reviewed your response to prior comments 6 through 8 from our letter dated December 16, 2009. As previously requested, please show us in your supplemental response what the revisions to your disclosures will look like. The proposed disclosures contained in your response may refer to the year ended December 31, 2008 since financial statements for the year ended December 31, 2009 have not yet been issued.

Assets Under Management, page 26

3. We have reviewed your response to prior comment 2 from our letter dated December 16, 2009. We continue to believe that you should provide a general summary of the notice provisions for redemptions that might apply related to your subsidiaries' investment advisory agreements with their clients.   Please revise accordingly.

4. We have reviewed your response to prior comment 3 from our letter dated December 16, 2009. Please confirm that you will disclose in future filings the amount of gross contributions to and withdrawals from continuing accounts at your subsidiaries and provide a discussion of those inflows and outflows to the extent they are material.

5. We have reviewed your response to prior comment 4 from our letter dated December 16, 2009. As we previously requested, please show us in your supplemental response your proposed disclosures related to a robust discussion of the underlying assets and how the inherit risks of those assets impacted the market movements within Wood's, Sovereign's and NIS's AUM.

6. We have reviewed your response to prior comment 5 from our letter dated December 16, 2009 and have the following additional comments.

    *   You indicate that presently no individual pooled investment vehicle managed by the Company is a "significant" fund. Please tell us what you mean by "individual pooled investment vehicle". Please address our prior comment 5 in its entirety as it relates to your "investment strategies" as set forth on page 5 of your Form 10-K.

    *   We note your response that disclosure of a fund's annualized returns would not be appropriate as the funds that you manage are private funds and public disclosure of their performance would likely violate the prohibition against general solicitation under the Securities Act of 1933 and the advertising rules

under the Investment Advisers Act of 1940. Please tell us the basis for your belief that this would violate the prohibition against general solicitation under the Securities Act of 1933. Further, please provide a more detailed explanation as to how this disclosure would violate the advertising rules under the Investment Advisers Act of 1940, with specific citation to rules, regulations and/or judicial decisions.

Critical Accounting Estimates, page 33

7. We have reviewed your response to prior comment 9 from our letter dated December 16, 2009. The determination of reporting units under SFAS 142 begins with the definition of an operating segment in paragraph 10 of SFAS 131 and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. Paragraph 30 of SFAS 142 states that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). Based on this guidance as well as your response to prior comment 14 which indicates that you have identified your subsidiaries as your operating segments, it appears that you must assign and test your goodwill for impairment at your subsidiary level or, if applicable, at a one level below. Please reassess your accounting and disclosures for goodwill and goodwill impairment.

Fair Value of Financial Instruments, page 34

8. We reissue prior comment 10 from our letter dated December 16, 2009. Please enhance your disclosure regarding how you estimate the fair value of financial instruments to address the following:
   • The portion of AUM in which you have a role in estimating fair value;
   • The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;
   • For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;
   • For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value. If relying on third party pricing services, disclose the methodologies and assumptions used.

<u>Item 8 – Financial Statements and Supplementary Data, page 37</u>

<u>Note 2 – Significant Accounting Policies, page 42</u>

<u>Operating Segments, page 45</u>

9. We have reviewed your response to prior comment 14 from our letter dated December 16, 2009. Your response indicates that you believe each subsidiary has similar economic characteristics and qualifies for aggregation into one reportable segment pursuant to paragraph 17 of SFAS 131. Please further tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief